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13010341

SEC
Mail Processing
Section
JAN 22 2013
Washington DC
401

AB
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...ISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51832 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING December 1, 2011 (MM/DD/YY) AND ENDING November 30, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Security Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24009 Ventura Blvd., Suite 101
(No. and Street)

| Calabasas | California | 91302 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A Leach — (818) 225-9529
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CW
2/1/13

# OATH OR AFFIRMATION

I, Richard A Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Security Corporation, as of November 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 10th day of January, 2013 by Richard A. Leach proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

By: [signature]
Signature

President
Title

OLGA LEIER
Commission # 1927067
Notary Public - California
Los Angeles County
My Comm. Expires Mar 27, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Investment Security Corporation

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended November 30, 2012**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Independent Auditor's Report

Board of Directors
Investment Security Corporation:

We have audited the accompanying statement of financial condition of Investment Security Corporation (the Company) as of November 30, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2012, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 11, 2013

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

**Investment Security Corporation**
**Statement of Financial Condition**
**November 30, 2012**

### Assets

| | | |
|---|---|---|
| Cash | $ | 38,945 |
| Commissions receivable | | 908 |
| Accounts receivable | | 242 |
| Property and equipment, net | | 360 |
| Prepaid income taxes | | 130 |
| Prepaid expense | | 2,050 |
| Deposit | | 1,087 |
| **Total assets** | $ | 43,722 |

### Liabilities and Stockholder's Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 500 |
| Commissions payable | | 901 |
| Income taxes payable | | 668 |
| **Total liabilities** | | 2,069 |

**Stockholder's equity**

| | | |
|---|---|---|
| Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 10,000 |
| Retained earnings | | 30,653 |
| **Total stockholder's equity** | | 41,653 |
| **Total liabilities and stockholder's equity** | $ | 43,722 |

*The accompanying notes are an integral part of these financial statements.*

**Investment Security Corporation**
**Statement of Income**
**For the Year Ended November 30, 2012**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 405,927 |
| Fee based income | | 40,500 |
| Other income | | 10,500 |
| **Total revenues** | | 456,927 |
| **Expenses** | | |
| Commissions, trading fees and floor brokerage | | 326,933 |
| Communications | | 1,001 |
| Professional fees | | 74,552 |
| Occupancy and equipment rental | | 8,200 |
| Taxes, other than income taxes | | 2,269 |
| Other operating expenses | | 31,632 |
| **Total expenses** | | 444,587 |
| **Net income (loss) before income tax provision** | | 12,340 |
| **Income tax provision** | | 3,838 |
| **Net income (loss)** | $ | 8,502 |

*The accompanying notes are an integral part of these financial statements.*

**Investment Security Corporation**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended November 30, 2012**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at November 30, 2011** | $ 1,000 | $ 10,000 | $ 22,151 | $ 33,151 |
| Net income (loss) | - | - | 8,502 | 8,502 |
| **Balance at November 30, 2012** | $ 1,000 | $ 10,000 | $ 30,653 | $ 41,653 |

*The accompanying notes are an integral part of these financial statements.*

**Investment Security Corporation**
**Statement of Changes in Liabilities Subordinated**
**to the Claims of General Creditors**
**For the Year Ended November 30, 2012**

| | Amount |
|---|---|
| **Balance at November 30, 2011** | $ - |
| Increase: | |
| Issuance of subordinated notes | - |
| Accrual of interest | - |
| Decrease: | |
| Payment of subordinated notes | - |
| Payment of interest | - |
| **Balance at November 30, 2012** | $ - |

*The accompanying notes are an integral part of these financial statements.*

**Investment Security Corporation**
**Statement of Cash Flows**
**For the Year Ended November 30, 2012**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 8,502 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 1,055 | |
| (Increase) decrease in assets: | | |
| Commissions receivable | 1,824 | |
| Accounts receivable | 3,508 | |
| Prepaid income taxes | (130) | |
| Prepaid expense | (1,210) | |
| Deposit | (1,087) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 500 | |
| Commissions payable | (1,626) | |
| Income taxes payable | (1,646) | |
| Total adjustments | | 1,188 |
| **Net cash provided by (used in) operating activities** | | 9,690 |
| **Net cash provided by (used in) in investing activities** | | - |
| **Net cash provided by (used in) financing activities** | | - |
| **Net increase (decrease) in cash** | | 9,690 |
| **Cash at beginning of year** | | 29,255 |
| **Cash at end of year** | | $ 38,945 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 5,761 | |

*The accompanying notes are an integral part of these financial statements.*

**Investment Security Corporation**
**Notes to Financial Statements**
**November 30, 2012**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Investment Security Corporation (the "Company") was incorporated in California, on January 21, 1999, as a registered broker-dealer under the Securities Exchange Act of 1934. The Company received operating approval from the National Association of Securities Dealers ("NASD") on November 29, 1999. The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services including serving as the broker dealer for the offering and selling of private placements, mutual funds, college savings 529 plans, REITs, and variable insurance products at the retail level.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and fee income are recognized when earned, with related commission expenses accrued concurrently.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 11, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | | Useful Life |
|---|---|---|---|
| Copier | $ | 3,000 | 5 |
| Total cost of property and equipment | | 3,000 | |
| Less: accumulated depreciation | | (2,640) | |
| Property and equipment, net | $ | 360 | |

Depreciation expense for the year ended November 30, 2012 was $1,055.

## Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

| | | Current | | Deferred | | Total |
|---|---|---|---|---|---|---|
| Federal | $ | 2,370 | $ | - | $ | 2,370 |
| State | | 1,468 | | - | | 1,468 |
| Total income tax expense (benefit) | $ | 3,838 | $ | - | $ | 3,838 |

## Note 4: COMMITMENTS AND CONTINGENCIES

*Commitments*

The Company is a defendant in a quasi-class action case filed by tenant-incommon investors in a real estate structure transaction. None of the plaintiffs were customers of the Company. No trial date has been set. The Company believes that the lawsuit is without merit with respect to the Company.

In 2010, the Company was named as a respondent in two separate FINRA arbitrations. A hearing in September 2011 on the first of these arbitrations resulted in all claims against the Company being denied. On November 6, 2012, a second arbitration was dismissed with prejudice.

## Note 4: COMMITMENTS AND CONTINGENCIES (Continued)

In 2011, the Company was named as a defendant in a quasi-class case, filed in Delaware bankruptcy court, brought by the Bankruptcy Trustee. The Trustee purchased the claims from tenant-in-common investors relating to a bankrupt sponsor. The Company was also named as a defendant by the same Trustee in a Delaware federal court involving the same matter. The Company believes that both lawsuits are without merit with respect to the Company.

In January 2012, the Company was named as a respondent in a seperate FIRNA arbitration. A hearing is scheduled for August 2013. The Company believes the FINRA arbitration is without merit.

After evaluating the claims, the Company made no provision in the accompaning financial statements for legal costs related to the actions discussed above.

## Note 5: OCCUPANCY EXPENSE

Current year rent expense consists of the following:

| | |
|---|---|
| Office rent | $ 8,200 |

## Note 6: RELATED PARTY TRANSACTIONS

The Company shares common ownership with the Law offices of Richard A Leach ("Law Office"). The Company and Law Office share office space, for which each pays their proportionate share of rent directly to the landlord. In addition, the Company and Law Office pay proportionate share of certain predetermined overhead and general expense under a formal expense sharing agreement.

During the year ended November 30, 2012 the Company paid $6,000 to law offices for its proportionate share of rent.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending November 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2011-04 | Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011). | After December 15, 2011 |
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-08 | Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011). | After December 15, 2011 |

## Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

| | | |
|---|---|---|
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011). | After January 1, 2013 |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011). | After December 15, 2011 |
| 2012-02 | Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012). | After September 15, 2012 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2012, the Company had net capital of $37,777 which was $32,777 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,069) to net capital was 0.05 to 1, which is less than the 15 to 1 maximum allowed.

**Investment Security Corporation**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of November 30, 2012**

| | | | | |
|---|---|---|---|---|
| **Computation of net capital** | | | | |
| Common stock | $ | 1,000 | | |
| Additional paid-in capital | | 10,000 | | |
| Retained earnings | | 30,653 | | |
| **Total stockholder's equity** | | | $ | 41,653 |
| Less: Non-allowable assets | | | | |
| Accounts receivable | | (242) | | |
| Property and equipment, net | | (360) | | |
| Commission receivable, in excess of payable | | (7) | | |
| Prepaid income taxes | | (130) | | |
| Prepaid expense | | (2,050) | | |
| Deposit | | (1,087) | | |
| **Total non-allowable assets** | | | | (3,876) |
| **Net capital** | | | | 37,777 |
| **Computation of net capital requirements** | | | | |
| Minimum net capital requirements | | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 138 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| Net capital required (greater of above) | | | | (5,000) |
| **Excess net capital** | | | $ | 32,777 |
| Ratio of aggregate indebtedness to net capital | | 0.05 : 1 | | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated November 30, 2012.

*See independent auditor's report*

**Investment Security Corporation**
**Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3**
**As of November 30, 2012**

A computation of reserve requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

**Investment Security Corporation**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of November 30, 2012**

Information relating to possession or control requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

**Investment Security Corporation**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to Rule 17a-5**

**For the Year Ended November 30, 2012**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Investment Security Corporation:

In planning and performing our audit of the financial statements of Investment Security Corporation (the Company), as of and for the year ended November 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Control deficiencies are noted below under material weaknesses.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 11, 2013